EXHIBIT 11 – COMPUTATION OF EARNINGS PER SHARE

(In thousands, except per share data)	Three Months Ended March 31, 2008 Pre-merger
Basic and diluted Numerator:
Income (loss) before discontinued operations attributable to Clear Channel Communications, Inc. – Common Shares	$160,370	*
Income (loss) before discontinued operations attributable to Clear Channel Communications, Inc. – Unvested Shares	1,021	*

Income (loss) before discontinued operations attributable to Clear Channel Communications, Inc.	161,391

Income (loss) from discontinued operations, net	638,262

Net income (loss) attributable to Clear Channel Communications, Inc. – basic and diluted	$799,653

Denominator:
Weighted average common shares - basic	494,749	*
Effect of dilutive securities:
Stock options and restricted stock	1,639	*

Weighted average common shares - diluted	496,388	*

Net income (loss) per basic common share:
Income (loss) before discontinued operations	$.32	*

Income (loss) from discontinued operations, net	1.29

Basic	$1.61

Net income (loss) per diluted common share:
Income (loss) before discontinued operations	$.32	*
Income (loss) from discontinued operations, net	1.29

Diluted	$1.61

*	Reflects implementation of Financial Accounting Standards Board Staff Position Emerging Issues Task Force 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. See Note 1 to the unaudited financial statements of Clear Channel Capital I, LLC for additional information.